Mail Stop 3010

September 29, 2009

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States Heating Oil Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re:**   **United States Heating Oil Fund, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **Form 10-K/A for the year ended 12/31/2008**
> **Filed on 8/19/2009**
> **File No. 001-34016**

Dear Mr. Howard Mah:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business

1.   We note your disclosure in the risk factor on page 53 relating to intellectual property rights that you have a patent pending and that you are registering trademarks. In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

How Does USHO Operate? page 2

2.   We note the disclosure at the bottom of page 5, which states that your portfolio composition is disclosed daily on your website. In future filings, please disclose your portfolio composition as of the last day of the fiscal year.

Fees of USHO, page 13

3.   Please describe to us the expenses included in the line item "Other Amounts Paid." Provide similar clarification, as applicable, in your future filings.

4.   Please explain to us the line item for "Expenses Waived." Tell us why the expenses were waived and whether you expect similar amounts to be waived in future periods. Confirm that you will provide similar clarification in your future filings, if applicable.

Composite Performance Data for USHO, page 23

5.   Please tell us how you calculated the rates of return and confirm that you will provide a similar explanation in future filings to clarify the rate of return disclosure.

Prior Performance of the Related Public Funds, page 24

6.   Please tell us why you have included this disclosure. It is not clear why information about the General Partner's other funds is relevant to disclosure in your annual report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 58

7.   We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Item 7. Management's Discussion and Analysis, page 59

Tracking USHO's Benchmark, page 63

8.   We note your disclosure on page 64 that actual total return exceeded the
        benchmark in 2008 and that the reason for this can be attributed to the impact of
        interest earned on cash and cash equivalent holdings. Please tell us whether
        expenses that were waived or covered by the General Partner are taken into
        account when determining the total return percentage. If so, please clarify this in
        future filings. If not, please include disclosure regarding these contributions and
        their impact on your total return in future filings and quantify their impact, if
        material.

United States Heating Oil Fund, L.P.

Financial Statements and Notes

General

9.   We note that you present and your accountant has opined on the statements of
        operations, changes' in partners' capital and cash flows for the period April 9,
        2008 (commencement of operations) through December 31, 2008 and the period
        from April 13, 2007 (inception) through December 31, 2007.   It is unclear of why
        the period January 1, 2008 through April 8, 2008 was not neither opined on nor
        presented. Please tell us your basis in GAAP to support this presentation.

Note 4 – Contracts and Agreements, page 86

10.   Please tell us and consider expanding future disclosures to quantify the respective
        fees borne by the general partner on your behalf.

United States Commodity Funds, LLC

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 97

11.   Please clarify whether the general partner consolidates the operations of the
        Funds.   To the extent such Funds are not being consolidated, tell us, and include
        in future filings, the basis for not consolidating these Funds based upon the
        guidance within SOP 78-9 and EITF 04-5.

Note 3 – Capitalization and Related Party Transactions, pages 100 – 101

12.   We note that you have recognized $311,038 as expense waiver expense for the year ended December 31, 2008.   We also note the general partner has agreed to pay certain expenses that exceed 15 basis points of the net asset value of USHO, USG, or US12OF, which is estimated to be $360,000 for the year ended December 31, 2008.   Clarify whether these expenses that the general partner has agreed to pay represent the amount recognized as expense waiver expense in the financial statements. If so, please explain the discrepancy between the amounts recognized on your statement of operations with the amounts presented within your note disclosures. If the waiver expense does not represent such expenses, please explain the nature of the expense waiver balance.

Director Compensation, page 109

13.   Please tell us why Mr. Fobes receives a greater amount of compensation in comparison with Mr. Robinson and Mr. Ellis. Provide a similar narrative discussion of the directors' compensation arrangements in your future filings. Refer to Item 402(k)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statements Schedules, page 110

14.   We note your disclosure on page 13 that you have entered into an "Institutional Futures Client Account Agreement" with UBS Securities LLC, but you have not filed this agreement as a material contract exhibit to your Form 10-K. Please explain why you believe this agreement should not be filed in accordance with Item 601(b)(10) of Regulation S-K.

15.   We note that you have filed the form of your marketing agent agreement. Please explain why you have only filed the form of the agreement or file the fully executed agreement with ALPS Distributors.

FORM 10-K/A FILED ON AUGUST 19, 2009

16.   We note you have only filed the amended financial statements of your General Partner.   Please note that the amendment must contain the complete text of the item being amended.   Please revise to file the complete text of Item 8, which includes the financial statements of the company and your General Partner.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 - 3391 or Karen Garnett at (202) 551 – 3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant